SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

ELTEK LTD.

6-K Items

1.	Results of 2006 Annual General Meeting of Shareholders held on December 25, 2006.

ITEM 1

RESULTS OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD DECEMBER 25, 2006

Eltek Ltd. (the “Company”) announces the results of its 2006 annual general meeting of shareholders held on December 25, 2006. All of the recommendations of the Company’s Board of Directors were accepted by the shareholders voting at the annual general meeting.

1.	Reelection of Joseph Yerushalmi as a Class I director.

To reelect Mr. Joseph Yerushalmi as a Class I director for a three-year term expiring at the Company’s 2009 Annual General Meeting of Shareholders.

Total participating votes were 3,631,947 - 3,553,924 (97.85%) for and 78,023 against.

2.	Election of two outside directors.

2A.	To elect Mr. Eliyaho Tov as an outside director for a second three-year term expiring at the Company’s 2009 Annual General Meeting of Shareholders.

Total participating votes were 3,631,947– 3,554,064 (97.9%) for, 77,683 against and 200 abstaining.

2B.	To elect Ms. Ophira Rosolio-Aharonson as an outside director for an initial three-year term expiring at the Company’s 2009 Annual General Meeting of Shareholders.

Total participating votes were 3,631,947 – 3,631,347 (99.98%) for, 400 against and 200 abstaining.

3.	Ratification of appointment of independent registered public accountants.

To ratify the reappointment of Somekh Chaikin, registered independent public accountants, a Member Firm of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2006.

Total participating votes were 3,631,947 – 3,554,264 (97.86%) for, 77,483 against and 200 abstaining.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Vice President, Finance and Chief Financial Officer

Date: January 11, 2007